BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	NEW YORK SAN FRANCISCO SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C. OUR FILE NUMBER 776796-0002 WRITER’S DIRECT DIAL (86) 21-2307-7007 WRITER’S E-MAIL ADDRESS kberney@omm.com

November 9, 2009

FOIA CONFIDENTIAL TREATMENT REQUESTED

Tom Kluck

Phil Rothenberg

Yolanda Crittendon

Jorge Bonilla

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: 7 Days Group Holdings Limited

Registration Statement on Form F-1

Filed on November 2, 2009

Response to November 6, 2009 Comment Letter

Ladies and Gentlemen:

On behalf of 7 Days Group Holdings Limited (the “Company”), set forth below are the Company’s responses to your comment letter dated November 6, 2009 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) publicly filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2009, as amended by Amendment No. 1 to the Registration Statement as filed with the Commission on November 6, 2009.

For your convenience, the Company has reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by the Company’s corresponding response.

All references in the Company’s responses to pages and captioned sections are to the Registration Statement as amended. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the prospectus included in the Registration Statement as amended.

As discussed with the Staff on several occasions, the Company respectfully advises the Staff that it has printed the “Red Herring” and has commenced the road show for its initial public offering (the “IPO”). Towards that end, the Company is ready to discuss any open issue raised by the Staff.

November 9, 2009 - Page 2

The Company responds to the Comment Letter as follows:

General

1.	Please fill in all remaining blanks in the prospectus, including the price range and the amount of shares beneficially owned after the offering in the principal shareholders table on page 147. Please also file, before seeking acceleration of the registration statement, the exhibits to the registration statement that you have not already filed.

The Staff’s comment is noted. The Company respectfully advises the Staff that all remaining blanks in the prospectus, including the price range and the amount of shares beneficially owned after the offering in the principal shareholders table on page 147, have been included in the Registration Statement as amended, except to the extent that any such blanks relate to final pricing information. Remaining blanks in the prospectus will be included in an amendment to the Registration Statement or a filing pursuant to Rule 424(b) when final pricing information is determined. In addition, the Company confirms to the Staff that it will file all remaining exhibits to the Registration Statement prior to seeking acceleration of the Registration Statement.

Proposed Artwork

2.	Please confirm that the proposed artwork will appear either in the front or back cover pages of the prospectus. Please also confirm that all of the pictures, including screen shots, contained in the proposed artwork are of your own products or services. Please note that it is generally inappropriate to include pictures that are not of your own products or services.

In response to the Staff’s comment, the Company confirms that the artwork appears on the front and back inside cover pages of the prospectus in the manner shown in Amendment No. 1 to the Registration Statement filed on November 6, 2009. In addition, the Company confirms that all of the pictures, including screen shots, contained in the artwork are, or are representative of, the Company’s products and services. Furthermore, the Company respectfully advises the Staff that it has replaced certain pictures originally included in the proposed artwork confidentially submitted to the Commission on November 2, 2009 following a conversation with the Staff during the week of November 2.

November 9, 2009 - Page 3

3.	Please explain to us why some of your logos are bigger than others in the map of China that appears in the first page of the proposed artwork. If the difference in size denotes the difference in the number of hotels in certain regions of China, please briefly disclose this.

In response to the Staff’s comment, the Company respectfully advises the Staff that the larger logos in the map of China reflect areas where the Company has a greater concentration of hotels. The Company does not believe that the presentation of the logos in the map of China is misleading to investors or that the inclusion of a legend describing the difference in size is necessary for the protection of investors. However, in response to the Staff’s comment, the Company intends to revise the artwork as requested by the Staff.

4.	We note that you have added in a table showing the growth in the number of your hotels and revenue. To put these figures is [sic] perspective, please also add in net income (loss) and earnings (loss) per share to this table. Additionally, it does not appear that the CAGR of 272% for 2005-2008 appears in the prospectus. Please advise or remove this from the artwork.

The Staff’s comment is noted. The Company respectfully advises the Staff that it does not believe that it is necessary to disclose net income (loss) and earnings (loss) per share to put the existing figures in perspective. However, in response to the Staff’s comment, the Company intends to revise the artwork as requested by the Staff. In addition, the Company intends to remove the CAGR for 2005 to 2008.

5.	As you disclose in the prospectus, please disclose that it is your belief that you have the largest membership loyalty program in the Chinese economy hotel industry.

The Staff’s comment is noted. The Company respectfully advises the Staff that the subject statement is the caption for one of the Company’s strengths on pages 4 and 109 of the prospectus. Accordingly, the Company does not believe that the subject statement in the proposed artwork is misleading or inconsistent with the disclosure in the prospectus.

November 9, 2009 - Page 4

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Loss on extinguishment, page 71

6.	Please tell us why you have not disclosed the amount of the charge that will be reflected in your future financial statements for debt extinguishment costs and change in fair value of the ordinary share purchase warrants, based on current information available. Refer to Article 11-02(b)(5) of Regulation S-X.

In response to the Staff’s comment, the Company respectfully advises the Staff that there are a number of assumptions underlying the calculation of the amount of the charge for debt extinguishment costs and change in fair value of ordinary share purchase warrants. With respect to the repayment of the senior notes, the Company believes that it has disclosed the information material to current investors regarding the accounting impact of such repayment. With respect to the charge for change in fair value of warrants, the Company believes that it has disclosed the information material to current investors regarding the accounting impact of such charge. However, in response to the Staff’s comment, the Company intends to provide an estimate of the requested amounts in an amendment to the Registration Statement.

Deemed Dividend and earnings available for ordinary shareholders, page 73

7.	Please tell us why you have not disclosed the amount of the deemed dividend that will be reflected in your future financial statements, based on current information available. Refer to Article 11-02(b)(5) of Regulation S-X.

The Staff’s comment is noted. The Company respectfully advises the Staff that the deemed dividend is a prospective charge that was disclosed out of an abundance of caution. The Company believes that it has provided the relevant disclosure to current investors, including the nature of the transfer, the number of shares to be transferred and the accounting treatment of the transfer. However, in response to the Staff’s comment, the Company will provide an estimate of the amount of the deemed dividend in an amendment to the Registration Statement.

Financial Statements and Notes for the year ended December 31, 2008

Note 20 — Unaudited pro forma financial information, page F-42

8.	We have read your response to comment three. Given that different results may occur from the warrantholders’ payment options, please provide additional pro forma presentations that give effect to the range of possible results. Refer to Article 11-02(b)(S) of Regulation S-X. In doing so, please provide additional pro forma disclosure assuming that all warrantholders elect cashless exercise of the warrants. Please ensure you address earning per share calculations in your additional disclosures. This comment also applies to the interim period.

The Staff’s comment is noted. The Company respectfully advises the Staff that it revised the prospectus in response to the Staff’s earlier comment to disclose a consistent assumption for the method of exercise of the warrants in both the prospectus and in the pro forma notes (i.e., assuming exercise of the warrants by delivery of cash). The Company further advises the Staff that it

November 9, 2009 - Page 5

believes that the relevant information for current investors regarding the pro forma impact of the exercise of the warrants is set forth in the “Capitalization” section of the prospectus, which is more current than the pro forma notes and is based on the midpoint of the estimated public offering price range.

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If you have any questions or wish to discuss any matters with respect to this letter or the correspondingly revised Registration Statement, please do not hesitate to contact me by telephone at 86-21-2307-7007 or by email at kberney@omm.com. You can also contact Todd Hamblet by telephone at (415) 984-8823 or by email at thamblet@omm.com.

Sincerely,

/s/ Kurt J. Berney
Kurt J. Berney of O’MELVENY & MYERS LLP

Enclosures

cc:	Mr. Nanyan Zheng

Mr. Eric Wu

(7 Days Group Holdings Limited)

Jonathan Stone, Esq.

(Skadden, Arps, Slate, Meagher & Flom)

Martin Dunn, Esq.

Robert Plesnarski, Esq.

(O’Melveny & Myers)